FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Form 20-F	☐	Form 40-F	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	April 21, 2004 Minutes to the General Ordinary Shareholders’ Meeting.

YPF S.A.

MINUTES OF THE GENERAL ORDINARY SHAREHOLDERS’ MEETING

The General Ordinary Shareholders’ Meeting of YPF Sociedad Anónima. took place on April 21, 2004 at 12.30 P.M., under Argentine law.

Under Act No. 26: 8 shareholders representing 387,890,879 shares (98.62% of YPF’s shares), attended the General Ordinary Shareholders’ Meeting.

MINUTES

Item 1: with 387,890,879 votes in favor the Shareholders’ Meeting approved the designation of the representatives of REPSOL YPF S.A. and of the federal government of the Republic of Argentina, to sign the minutes of the Shareholders’ Meeting.

Item 2: with 387,890,879 votes in favor the Shareholders’ Meeting approved the Management’s Report, Inventory, Balance Sheet, Income Statement, Statement of Charges in Shareholders’ Equity, Statement of Cash Flows, with the Notes, Schedules, Exhibits and related documents, and the Statutory Audit Committee’s Report for Fiscal Year Number 27 beginning January 1, 2003 and ending December 31, 2003.

Item 3: with 387,890,879 votes in favor the Shareholders’ Meeting approved the performance of the Board of Directors and Statutory Audit Committee during the fiscal year beginning January 1, 2003 and ending December 31, 2003 and exempted them of any responsibility not established in Argentine Law No. 19.550 article 275.

Item 4: with 387,890,879 votes in favor the Shareholders’ Meeting ratified the payment of a dividend of Ps. 2.60 per share, without distinction of Class, which was approved on July 2, 2003 by the Board of Directors and paid on July 15, 2003, following with item 4 of the minutes of the General Ordinary Shareholders’ Meeting of April 9, 2003.

In addition, due to the existence of retained earnings as of December 31, 2003 of Ps. 9,503 million plus the amount of the reserve for future dividends of Ps. 133 million, which gives a total of Ps. 9,636 million, it is proposed to:

a)              transfer the amount of the reserve for future dividends of Ps. 133 million, to the account retained earnings;

b)             apply Ps. 255 million to the legal reserve;

c)              pay a dividend of Ps. 9 per share without distinction of Class, according to the current social capital off Ps. 3,933,127,930, represented by 393,312,793 shares; payable within 30 days after this Shareholders’ Meeting, on the date and pursuant to the conditions established by the Board of Directors of the Company;

d)             apply Ps. 1,769,907,569 to a reserve for future dividends with the Board of Directors being authorized to determinate the timing of future payments out of this reserve until the next Shareholders’ Meeting, taking into account economic and financial circumstances, in accordance with the provisions of Argentine Law No. 19.550 article 244 second paragraph;

e)              the remainder of the Company’s retained earnings as of December 31, 2003 shall be carried forward as retained earnings of the Company.

Item 5: with 387,890,879 votes in favor the Shareholders’ Meeting resolved that the aggregate compensation paid or payable to members of the Company’s Board of Directors for their services during 2003 is hereby fixed at Ps. 1,561,650.

Item 6: with 387,890,879 votes in favor the Shareholders’ Meeting, resolved that the aggregate compensation payable to the members of the Company’s Statutory Audit Committee for their services during 2003 is hereby fixed at Ps. 391,500.

Item 7: with 387,890,879 votes in favor the Shareholders’ Meeting resolved to fix the Board of Directors to 14 members and 4 Alternate Directors. The holders of Class A Shares will be entitled to elect 1 Director and 1 Alternate Director, and the holders of Class D Shares, will be entitled to elect 13 Directors and 3 Alternate Directors.

Item 8: the election of 1 Director and 1 Alternate Director by holders of Class A Shares, and the election of Directors and Alternate Director by holders of Class D Shares was submitted to consideration.  A clarification was made to show that Classes B and D are to vote as a single class.

The Shareholders’ Meeting approved:

a)              The resolution of the Holders of Class A resolved that the Holders of Class A Shares will designate its Directors in a the next Holders of Class A Meeting.

b)             The resolution of the Holders of Class D, with 387,889,879 votes in favor, that resolved that Messrs. Jorge Horacio Brito, Carlos de la Vega, Alejandro Macfarlane, Miguel Madanes, Carlos Alberto Olivieri, Dante Rubén Patritti, Alejandro Quiroga López and Carlos María Tombeur be elected to serve as Class D Directors for one-year term and that Messrs. Gonzalo López Fanjul, César Gallo Erena and Alejandro Almarza be elected to serve as Class D Alternate Ditrectors for one-year term. For the purpose of replacing the Directors, the replacement order will be the following: Gonzalo López Fanjul, César Gallo Erena and Alejandro Almarza. Under the Comisión Nacional de Valores laws, Messrs. Alejandro Macfarlane, Carlos Alberto Olivieri, Dante Rubén Patritti, Alejandro Quiroga López, Carlos María Tombeur, Gonzalo López Fanjul and César Gallo Erena are non independent and Messrs. Jorge Horacio Brito, Carlos de la Vega, Miguel Madanes and Alejandro Almarza are independent.

Item 9: the Holders of Class A Shares resolved that Mr. Carlos Vidal be elected to serve as Class A Member of the Company’s Statutory Audit Committee and Mr. Javir Siñeriz be elected to serve as Class A Alternate of the Statutory Audit Committee, in each case for one-year term.

The Holders of Class D Shares resolved, with 387,889,879 votes in favor, that Messrs. Homero Braessas and Mario Vázquez be elected to serve as Class D Members of the Company’s Statutory Audit Committee and Messrs. Alejandro Rivera and Juan Andrés Gelly y Obes be elected to serve as Class D Alternates of the Statutory Audit Committee, in each case for one-year term.

Item 10: with 387,889,879 votes in favor the Shareholders’ Meeting resolved that the maximum amount that may be advanced monthly to each of the non-executive directors and members of the Statutory Audit Committee of the Company as compensation for services rendered during 2004 is fixed at Ps. 15,660 and Ps. 11,745 per month, respectively.

Item 11: with 387,890,879 votes in favor the Shareholders’ Meeting resolved that Deloitte & Co. S.R.L. is hereby appointed as the Company’s external auditors for the fiscal year ending December 31, 2003 and fixed a remuneration of Ps. 1,220,000 and also appointed Deloitte & Co. S.R.L. as the Company’s external auditors for the fiscal year ending December 31, 2004 and established that the compensation will be fixed in the Shareholders’ Meeting that consider the financial statements for the fiscal year ending December 31, 2004, pursuant the requirement of the Buenos Aires Stock Exchange.

Item 12: with 387,889,879 votes in favor the Shareholders’ Meeting resolved to delegate in the Board of Directors the approval of the annual budget for the Audit Committee, that should be in accordance with the its assignments and with Decree No. 667/01 article 15.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	May 6, 2004	By:	/s/ Carlos Olivieri
			Name:	Carlos Olivieri
			Title:	Chief Financial Officer